恒基兆業發展有限公司
HENDERSON INVESTMENT LIMITED
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

82-3964

03045188

03 DEC 15 AM 7:21

Our Ref.: HASE/JY/HI/03057

2nd December, 2003

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

We enclose for your information a copy of the Company's announcement regarding the Poll Results of Annual General Meeting, which has been approved by the Shareholders of the Company at a meeting held on 1st December, 2003 and advertised in newspapers on 2nd December, 2003.

Yours faithfully,

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

John Yip
Company Secretary

Encl.

JY/pm

dw 12/16

HENDERSON INVESTMENT LIMITED

(Incorporated in Hong Kong with limited liability)

ANNUAL GENERAL MEETING HELD ON 1ST DECEMBER, 2003
POLL RESULTS

The board of directors of Henderson Investment Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 1st December, 2003 as follows:

Resolutions		Number of Votes (%) For	Number of Votes (%) Against
1.	To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 30th June, 2003.	2,285,624,951 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a Final Dividend of HK$0.11 per share.	2,285,634,951 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3.	To re-elect Mr. Colin Lam Ko Yin as director.	2,273,672,351 (99.8500%)	3,440,000 (0.1500%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Mr. Leung Hay Man as director.	2,273,672,346 (99.8500%)	3,440,005 (0.1500%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Mr. Ho Wing Fun as director.	2,273,672,351 (99.8500%)	3,440,000 (0.1500%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Mr. Lau Chi Keung as director.	2,273,672,351 (99.8500%)	3,440,000 (0.1500%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To re-elect Mr. Donald Cheung Ping Keung as director.	2,273,672,351 (99.8500%)	3,440,000 (0.1500%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

Resolutions		Number of Votes (%)	
		For	Against
	To re-elect Mr. Augustine Wong Ho Ming as director.	2,273,662,351 (99.8500%)	3,440,000 (0.1500%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	To fix the remuneration of Directors.	2,273,672,346 (99.8500%)	3,440,005 (0.1500%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
4.	To re-appoint Deloitte Touche Tohmatsu as Auditors and authorise the Directors to fix their remuneration.	2,282,157,951 (99.8500%)	3,440,000 (0.1500%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
5.	(A) To give a general mandate to the Directors to repurchase shares.	2,277,102,951 (100.0000%)	0 (0.0000%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(B) To give a general mandate to the Directors to allot new shares.	2,247,142,390 (97.7600%)	51,390,220 (2.2400%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(C) To authorise the Directors to allot new shares equal to the aggregate nominal amount of share capital purchased by the Company.	2,277,102,346 (99.0700%)	21,430,264 (0.9300%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(D) To increase the authorised share capital to HK$720,000,000 as and when required.	2,277,096,951 (99.0700%)	21,434,259 (0.9300%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	To amend the Articles of Association of the Company.	2,277,092,351 (100.0000%)	0 (0.0000%)
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution.		

By Order of the Board
John Yip
Secretary

Hong Kong, 1st December, 2003

Please also refer to the published version of this announcement in South China Morning Post.